Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Qtr Ended 31-Mar-04	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	July 9, 1999 to December 31, 1999
Income before allocation to minority interests and preferred distributions	$10,953	$37,284	$12,668	$10,529	$23,625	$13,404

Fixed charges:
Interest expense (including financing amortization)	17,615	69,415	72,312	90,342	35,517	2,032
Interest capitalized	—	—	151	65	—	50
Interest portion of rent expense 33%	130	—	—	—	—	—

Fixed charges	17,615	69,415	72,463	90,407	35,517	2,082

Net income before fixed charges	28,568	106,699	84,980	100,871	59,142	15,436
Divided by fixed charges	17,615	69,415	72,463	90,407	35,517	2,082

Ratio of earnings to fixed charges	1.62	1.54	1.17	1.12	1.67	7.41